Exhibit 99.1

Glass House Brands to Host Fourth Quarter and Year End 2021 Conference Call on March 17, 2022

LONG BEACH, CA and TORONTO, March 7, 2022 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U)(OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that it will report financial results for the fourth quarter and year ended December 31, 2021, on Thursday, March 17, 2022, before market open. The Company will host a conference call to discuss the results at 8:00 a.m. Eastern Time.

Conference Call Details

Time:	8:00 a.m. Eastern Time
Webcast:	Click here
Dial-In Number:	1-888-664-6392
Conference ID:	70528596
Replay:	1-888-390-0541
Replay Code:	528596 #
(replay available until 12:00 midnight Eastern Time Thursday, March 24, 2022)

About Glass House Brands

Glass House Brands is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House Brands is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, please visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

ir@glasshousebrands.com

Investor Relations Contact:

MATTIO Communications

T: (416) 992-4539

ir@mattio.com